SECURITIES AND EXCHANGE COMMISSION
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MAR 1 8 2008
BRANCH OF REGISTRATIONS AND
05 EXAMINATIONS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCFARLAND DEWEY SECURITIES CO. LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE, SUITE 2650
(No. and Street)

NEW YORK,	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALAN R. MCFARLAND (212) 916-7462
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name – *if individual, state last, first, middle name*)

655 THIRD AVENUE, 16TH FLOOR	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 2 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALAN R. MCFARLAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCFARLAND DEWEY SECURITIES CO. LP, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER
Title

Notary Public

ELEANOR A. GILHOOLEY
Notary Public, State of New York
No. 24-4948326
Qualified in Kings County
Commission Expires March 27, ~~1991~~ 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCFARLAND DEWEY SECURITIES CO., L.P.

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Partners of
McFarland Dewey Securities Co., L.P.

We have audited the accompanying statement of financial condition of McFarland Dewey Securities Co., L.P. (the "Partnership") as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of McFarland Dewey Securities Co., L.P. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Marcum & Kliegman LLP

New York, New York
February 22, 2008

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Grand Cayman
www.mkllp.com

MCFARLAND DEWEY SECURITIES CO., L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash	$ 39,882	
Accounts receivable	5,450	
Marketable security	9,155	
Non-marketable securities, at fair value	788	
Deferred tax asset	600	
TOTAL ASSETS		$ 55,875

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES		
Accrued expenses	$ 8,213	
Due to General Partner	28,732	
TOTAL LIABILITIES		$ 36,945
PARTNERS' CAPITAL		
General Partner	18,687	
Limited Partners	243	
TOTAL PARTNERS' CAPITAL		18,930
TOTAL LIABILITIES AND PARTNERS' CAPITAL		$ 55,875

The accompanying notes are an integral part of this financial statement.

NOTE 1 - Summary of Significant Accounting Principles

Nature of Business
McFarland Dewey Securities Co., L.P. (the "Partnership") is a registered broker and dealer in securities under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Partnership was formed on July 1, 1989 as a limited partnership under the laws of the State of Delaware for the purpose of engaging in the business of broker and dealer activities, principally as a financial advisor in the private placement of securities.

Securities Transactions
The marketable security is valued at the closing price on the last trading day of the year.

The non-marketable securities, which consist of warrants, are valued at fair value as determined in good faith by management.

Income Taxes
As a Partnership, income or loss from the Partnership's activities is allocated among the partners based on their respective profit percentages, pursuant to the Partnership's operating agreement. No liability has been recorded for federal and state income taxes, since such taxes, if any, accrue to the partners. Income taxes payable relate to the New York City Unincorporated Business Tax ("NYCUBT").

The Partnership recognizes deferred tax assets or liabilities for the future tax consequences of events that have been recognized in their financial statement or income tax returns. The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Partnership prepares its tax returns on a cash basis. Accordingly, the Partnership records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods.

Use of Estimates in the Financial Statement
The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

NOTE 1 - Summary of Significant Accounting Principles, continued

Concentration of Credit Risk

The Partnership maintains cash with major financial institutions. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at each institution. At times, such amounts may exceed the FDIC limits.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. On February 1, 2008, the FASB deferred the effective date of FIN 48 for nonpublic entities that have not yet issued to third parties a full set of annual financial statements that incorporate the recognition, measurement, and disclosure requirements of FIN 48. The Company is now required to adopt FIN 48 as of January 1, 2008, but is not required to reflect that adoption in its financial statement until the issuance of its financial statement for the year ending December 31, 2008. The Company is currently evaluating the impact of the application of this Interpretation.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This statement defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of the application of this Statement.

NOTE 2 - Securities Owned, at Fair Value

Marketable Security

The marketable security at December 31, 2007 consists of 24,252 shares of AmerAlia, Inc. common stock valued at $9,155 at December 31, 2007.

Non-Marketable Securities

The Partnership owns warrants to purchase 112,500 shares of AmerAlia, Inc. common stock at an exercise price of $1.00 per share that expire during June 2009 and are recorded at $788, which is the fair value as determined in good faith by management.

NOTE 3 - Related Party Transactions

The General Partner incurs various general and administrative expenses, such as occupancy and certain employee benefit costs on behalf of the Partnership that are allocated to the Partnership. The following represents a summary of the transactions in the due to General Partner account for the period from January 1, 2007 to December 31, 2007:

Due to General Partner - January 1, 2007	$123,539
Expense allocations charged from the General Partner	44,658
Payments made to the General Partner	(139,465)
Due to General Partner - December 31, 2007	$ 28,732

The Limited Partners are employees of the General Partner.

NOTE 4 - Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Partnership's net capital of $10,719 was $5,719 in excess of its required net capital of $5,000. The Partnership's net capital ratio was 3.45 to 1 at December 31, 2007.

NOTE 5 - Income Taxes

The deferred tax asset of $600 at December 31, 2007 relates primarily to accruals currently non-deductible.

END